		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Quarter Ended March 31
	2010	2009

Earnings before income from equity investees (1)	$7,274	$14,638

Add back:
Fixed charges	39,391	38,572
Amortization of previously capitalized interest	1,135	1,139
Distributed income of Unconsolidated Joint Ventures	9,735	10,158

Deduct:
Capitalized interest	(15)	(305)
Preferred distributions	(615)	(615)

Earnings available for fixed charges and preferred dividends	$56,905	$63,587

Fixed charges:
Interest expense	$37,417	$36,233
Capitalized interest	15	305
Interest portion of rent expense	1,344	1,419
Preferred distributions	615	615
Total fixed charges	$39,391	$38,572

Preferred dividends	3,658	3,658

Total fixed charges and preferred dividends	$43,049	$42,230

Ratio of earnings to fixed charges and preferred dividends	1.3	1.5

(1)	Earnings before income from equity investees for the three months ended March 31, 2009 includes a $2.5 million restructuring charge, which primarily represents the costs of terminations of personnel.